

McGladrey

August 20, 2014

Lance Baker
Chief Financial Officer
Hatteras VC Co-Investment Fund II, LLC
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615

Dear Lance:

This is to confirm that the client-auditor relationship between Hatteras VC Co-Investment Fund II (Commission File Number 811-22251) and McGladrey LLP has ceased.

Sincerely,

McGladrey LLP

McGladrey LLP

cc: Office of the Chief Accountant
SECPS Letter File
Securities and Exchange commission
SECPSletters@sec.gov
100 F Street N.E.
Washington, D.C. 20549